Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In thousands, except Ratio of Earnings to Fixed Charges)

Successor
Nine Months
Ended September
30, 2017
Earnings (Loss)
Loss before provision for income taxes and minority interest	$ (104,093)
Fixed charges	57,372
Minority interest in pre-tax income of subsidiaries with no fixed charges	-
Loss as adjusted	$ (46,721)

Fixed Charges
Interest expense	$ 57,180
Portion of rental expense representative of the interest factor	192
Total fixed charges	$ 57,372

Ratio of earnings to fixed charges (a)	-

(a) For the nine months ended September 30, 2017 earnings were not sufficient to cover fixed charges by approximately $104.1 million.